

November 28, 2014

Via E-mail
S. Biff Bowman
Chief Financial Office
50 South LaSalle Street
Chicago, Illinois 60603

> **Re: Northern Trust Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 000-05695**

Dear Mr. Bowman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 13
Consolidated Results of Operations, page 12
Assets Under Management, page 14

1.   We note that assets under management (and assets under custody) are the primary basis of your trust, investment and other servicing fees. We also note that your assets under management (AUM) have significantly increased from the prior year. Please address the following:
  - Clarify in your disclosure, if true, that your custody and fund administration fees are based on your assets under custody and your investment management fees are based on your AUM.

S. Biff Bowman
Northern Trust Corporation
November 28, 2014
Page 2

- Tell us if you have the right under any of your contracts to earn performance fees on your AUM. If so, revise future filings to disaggregate these fees from your investment management fees and disclose your policy for recognizing revenue from performance fees.
- Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash and other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.
- You disclose on page 21 that custody and fund administration fees could be based on average balances, and that investment management fees are based primarily on market values throughout the period. As a result, please present your average assets under custody and average AUM.
- Revise future filings to disclose the typical fee rates earned for each product type, or weighted average fee rate by investment strategy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3512 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant